EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2011	2010	2009	2008	2007
Fixed charges:
Interest expense*	$247	$270	$309	$448	$507
Estimated interest portion of rents	31	31	33	35	28

Total fixed charges	$278	$301	$342	$483	$535

Income:
Income (loss) from continuing operations before income taxes	$337	$86	$(149)	$629	$1,234
Fixed charges	278	301	342	483	535

Adjusted income	$615	$387	$193	$1,112	$1,769

Ratio of income to fixed charges	2.21	1.29	0.56	2.30	3.31

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.